ISSUER FREE WRITING PROSPECTUS
Dated January 9, 2012
Filed Pursuant to Rule 433
Registration No. 333-169821

AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including the prospectus dated August 15, 2011) with the SEC on October 8, 2010 and the registration statement became effective on August 15, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus and supplements thereto are available on the SEC Web site at
http://sec.gov/Archives/edgar/data/1501745/000114420411048006/v232440_424b3.htm and http://sec.gov/Archives/edgar/data/1501745/000114420412000793/v244762_424b3.htm. Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The Company issued the following press release on January 6, 2012:

CONTACTS
From: Anthony J. DeFazio DeFazio Communications, LLC tony@defaziocommunications.com Ph: (484-532-7783)	For: Brian S. Block, EVP & CFO American Realty Capital Daily Net Asset Value Trust, Inc. bblock@arlcap.com Ph: (212-415-6500)

FOR IMMEDIATE RELEASE

American Realty Capital Daily Net Asset Value Trust Breaks Escrow and
Acquires Dollar General and Family Dollar Properties

New York, NY, January 6, 2012 – American Realty Capital Daily Net Asset Value Trust, Inc. (“the “Company”) announced that on January 5, 2012, it broke escrow and issued shares of common stock to its initial investors who were admitted as stockholders, including American Realty Capital II, LLC, the Company’s sponsor, which purchased $2.0 million of the Company’s retail shares at a purchase price of $9.00 per share.

In addition, on January 5, 2012, the Company purchased one freestanding, single-story Dollar General store located in Alorton, Illinois, and one freestanding, single-story Family Dollar store located in Woodville, Mississippi, for approximately $1.7 million, exclusive of closing costs.

The Dollar General property contains approximately 9,100 rentable square feet and is leased to a wholly-owned subsidiary of Dollar General Corp. (NYSE: “DG”), which has guaranteed the tenant’s obligations under the lease. The lease commenced in November 2011 and has a 15-year term expiring in November 2026. The Family Dollar property contains approximately 8,000 rentable square feet and is leased to a wholly-owned subsidiary of Family Dollar Stores, Inc.(NYSE: “FDO”), which has guaranteed the tenant’s obligations under the lease. The lease commenced in August 2010 and has an 11-year term expiring in June 2021.

The acquisition of the properties was funded using proceeds from the Company’s ongoing initial public offering following its initial escrow break.

On each day that the New York Stock Exchange is open (a business day), investors may obtain the daily determination of the Company’s NAV per share for each class of shares by calling the Company’s toll-free telephone line at 1-866-532-4743 or by visiting its website at www.arcdailynav.com.

American Realty Capital Daily Net Asset Value Trust, Inc. is a publicly registered, non-traded real estate investment program.

To arrange interviews with executives of American Realty Capital Daily Net Asset Value Trust, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.